[IDENTITY REHAB CORPORATION LETTERHEAD]

January 18, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                               Identity Rehab Corporation Registration Statement on Form SB-2 (File No. 333-145515) filed on August 16, 2007

Ladies and Gentlemen:

                Identity Rehab Corporation, a Colorado corporation (the “Company”), respectfully requests that the Company’s Registration Statement on Form SB-2, File No. 333-145515, filed on August 16, 2007 (the “Registration Statement”) be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

                The Company filed the Registration Statement for purposes of registering for resale 38,645,649 shares of its issued and outstanding common stock, no par value (the “Shares”).  No securities were sold in connection with the Registration Statement.  The Company is seeking to withdraw the Registration Statement because it no longer desires to register the Shares at this time.  The Company may, in the near future, undertake a private offering in reliance on Securities Act Rule 155(c).  The Company’s Board of Directors believes that the Commission’s approval of this application would be consistent with the public interest and the protection of investors.

                The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.  The Company further requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

                Please direct any questions regarding this matter to Lester R. Woodward or Brian Boonstra of Davis Graham & Stubbs LLP, counsel to the Company, at (303) 892-7392 or (303) 892-7348, respectively.

Sincerely,
/s/ Dennis Perkins
Dennis Perkins
Chief Financial Officer